Exhibit 3.1

Execution Version

ADIAL PHARMACEUTICALS, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of Adial Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), at a meeting duly called and held on June 11, 2026, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.001 per share, which is designated as “Series A Non-Voting Convertible Preferred Stock,” with the preferences, rights and limitations set forth therein relating to dividends, conversion, redemption, dissolution and distribution of assets of the Corporation.

WHEREAS: the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), provides for a class of its authorized stock known as Preferred Stock, consisting of 5,000,000 shares, $0.001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series.

RESOLVED: that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a new series of Preferred Stock of the Corporation be, and hereby is authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of up to 13,000 shares of “Series A Non-Voting Convertible Preferred Stock” pursuant to the terms of the Agreement and Plan of Merger, dated as of the date hereof, by and among the Corporation, Adial Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Corporation, Adial Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Corporation, and Azora Therapeutics, Inc., a Delaware corporation (the “Merger Agreement”), and (iii) the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all classes and series, as follows:

TERMS OF SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act of 1933, as amended.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in Delaware or New York are authorized or obligated by law to be closed.

“Buy-In” shall have the meaning set forth in Section 6.6.4.

“Closing Sale Price” means, for any security as of any date, the last closing trade price for such security immediately prior to 4:00 p.m., New York City time, on the principal Trading Market where such security is listed or traded, as reported by Bloomberg, L.P. (or an equivalent, reliable reporting service), or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, L.P., or, if no last trade price is reported for such security by Bloomberg, L.P., the average of the bid prices of any market makers for such security as reported on the OTC Pink Market by OTC Markets Group, Inc. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as determined in good faith by the Board of Directors of the Corporation utilizing an independent, nationally recognized valuation firm or investment bank (the “Independent Valuator”) mutually acceptable to the Corporation and the Holders of a majority of the then-outstanding Series A Non-Voting Preferred Stock (the “Required Holders”) If the Corporation and the Required Holders are unable to agree on an Independent Valuator within five (5) Business Days, the Independent Valuator shall be selected pursuant to the commercial arbitration rules of the American Arbitration Association (or such other nationally recognized arbitration body as the Corporation and the Required Holders may agree in writing), with the selection to be completed within ten (10) Business Days of the expiration of such initial five (5) Business Day period. The fees and expenses of the Independent Valuator shall be borne by the Corporation.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series A Non-Voting Preferred Stock in accordance with the terms hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Holder” means a holder of shares of Series A Non-Voting Preferred Stock.

“Initial Closing” has the meaning set forth in the Purchase Agreement.

“Lead Investor” has the meaning set forth in the Purchase Agreement.

“Lock-Up Period” means, with respect to any shares of Series A Non-Voting Preferred Stock, the applicable period during which such shares are subject to the transfer restrictions set forth in Section 10.

“Milestone Event Notice” has the meaning set forth in the Purchase Agreement.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Common Stock are then listed.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Purchase Agreement” means the Securities Purchase Agreement, dated on or about the date hereof, by and among the Corporation and the investor parties thereto.

“Trading Day” means a day on which the principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

2. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as the Corporation’s Series A Non-Voting Convertible Preferred Stock (the “Series A Non-Voting Preferred Stock”) and the number of shares so designated shall be 13,000. Each share of Series A Non-Voting Preferred Stock shall have a par value of $0.001 per share.

3. Dividends. Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of the Series A Non-Voting Preferred Stock (on an as-if-converted-to-Common-Stock basis, without regard to the Beneficial Ownership Limitation (as defined below)) equal to and in the same form, and in the same manner, as dividends (other than dividends on shares of the Common Stock payable in the form of Common Stock) actually paid on shares of the Common Stock when, as and if such dividends (other than dividends payable in the form of Common Stock) are paid on shares of the Common Stock. Other than as set forth in the previous sentence, no other dividends shall be paid on shares of Series A Non-Voting Preferred Stock, and the Corporation shall pay no dividends (other than dividends payable in the form of Common Stock) on shares of the Common Stock unless it simultaneously complies with the previous sentence.

4. Voting Rights.

4.1 Except as otherwise provided herein or as otherwise required by the DGCL, the Series A Non-Voting Preferred Stock shall have no voting rights. However, as long as any shares of Series A Non-Voting Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote or written waiver of the holders of a majority of the then outstanding shares of the Series A Non-Voting Preferred Stock: (i) alter or change adversely the powers, preferences or rights given to the Series A Non-Voting Preferred Stock or alter or amend this Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (the “Certificate of Designation”), amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or Amended and Restated Bylaws of the Corporation, or file any certificate of amendment, certificate of designations, preferences, limitations and relative rights of any series of Preferred Stock, in each case, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Non-Voting Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation, recapitalization, reclassification, conversion or otherwise, it being agreed that an amendment to the Certificate of Incorporation to increase the authorized number of shares of Common Stock or to effect a reverse stock split or to effect the transactions contemplated by the Merger Agreement shall not be deemed to adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Non-Voting Preferred Stock; (ii) issue further shares of Series A Non-Voting Preferred Stock or increase or decrease the number of authorized shares of Series A Non-Voting Preferred Stock; (iii) prior to the Stockholder Approval (as defined below), consummate either: (A) any Fundamental Transaction (as defined below) or (B) any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person in which the stockholders of the Corporation immediately before such transaction do not hold at least a majority of the capital stock of the Corporation immediately after such transaction or in which the Corporation issues securities in such transaction that represent or are convertible into securities representing more than a majority of the voting power of the Corporation immediately before such transaction; (iv) prior to the Stockholder Approval, authorize or issue any class or series of stock that has powers, preferences or rights that are senior to those of the Series A Non-Voting Preferred Stock; (v) amend, waive or modify the Merger Agreement in any manner that would be reasonably likely to prevent, impede or materially delay the Stockholder Approval or the Automatic Conversion (as defined below); or (vi) enter into any agreement with respect to any of the foregoing. Holders of shares of Common Stock acquired upon the conversion of shares of Series A Non-Voting Preferred Stock shall be entitled to the same voting rights as each other holder of Common Stock, except that such holders may not vote such shares upon the proposal for Stockholder Approval in accordance with Rule 5635 of the listing rules of Nasdaq.

4.2 Any vote required or permitted under Section 4.1 may be taken at a meeting of the Holders or through the execution of an action by written consent in lieu of such meeting or other written waiver by such stockholders, provided that the consent or waiver is executed by Holders representing a majority of the outstanding shares of Series A Non-Voting Preferred Stock.

5. Rank; Liquidation.

5.1 The Series A Non-Voting Preferred Stock shall rank on parity with the Common Stock as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily.

5.2 Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), each Holder shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation the same amount that a holder of Common Stock would receive if the Series A Non-Voting Preferred Stock were fully converted (disregarding for such purpose any Beneficial Ownership Limitations) to Common Stock which amounts shall be paid pari passu with all holders of Common Stock, plus an additional amount equal to any dividends declared on but unpaid to such shares. If, upon any such Liquidation, the assets of the Corporation shall be insufficient to pay the Holders of shares of the Series A Non-Voting Preferred Stock the amount required under the preceding sentence, then all remaining assets of the Corporation shall be distributed ratably to the Holders and the holders of Common Stock in accordance with the respective amounts that would be payable on all such securities if all amounts payable thereon were paid in full. For the avoidance of any doubt, a Fundamental Transaction shall not be deemed a Liquidation unless the Corporation expressly declares that such Fundamental Transaction shall be treated as if it were a Liquidation.

6. Conversion.

6.1 Automatic Conversion Upon Stockholder Approval. Effective as of 5:00 p.m. Eastern time on the third (3rd) Business Day after the date that the Corporation obtains the Required Parent Stockholder Vote (as defined in the Merger Agreement) in accordance with Nasdaq listing rules, as set forth in Section 4.2 of the Merger Agreement (the “Stockholder Approval”), each share of Series A Non-Voting Preferred Stock then outstanding shall automatically convert into a number of shares of Common Stock equal to the Conversion Ratio (as defined below), subject to the Beneficial Ownership Limitation (if any) (the “Automatic Conversion”). Notwithstanding the foregoing, to the extent any shares of Series A Non-Voting Preferred Stock being converted are subject to a Lock-Up Period at the time of the Automatic Conversion, the corresponding Conversion Shares shall (i) not be delivered via DWAC Delivery, (ii) remain in book-entry form at the Corporation’s transfer agent, and (iii) bear restrictive legend(s) as determined by the Corporation and the Transfer Agent, in each case until the expiration of the applicable Lock-Up Period (or an earlier release pursuant to Section 10). The Corporation shall inform each Holder of the occurrence of the Stockholder Approval and the effective date of the Automatic Conversion within one (1) Business Day of such Stockholder Approval via a Current Report on Form 8-K publicly disclosing the same. The Corporation shall request from each Holder, no less than 30 days prior to the date of the Automatic Conversion, a written notice of such Holder’s beneficial ownership of Common Stock (a “Beneficial Ownership Statement”). In determining the application of the Beneficial Ownership Limitations solely with respect to the Automatic Conversion, the Corporation shall calculate beneficial ownership for each Holder taking into account the beneficial ownership by such Holder of: (x) the number of shares of Common Stock issuable to such Holder in such Automatic Conversion, plus (y) any additional shares of Common Stock beneficially owned by such Holder as set forth in such Holder’s Beneficial Ownership Statement and assuming the conversion of all shares of Series A Non-Voting Preferred Stock held by all other Holders less the aggregate number of shares of Series A Non-Voting Preferred Stock held by all other Holders that will not convert into shares of Common Stock on account of the application of any Beneficial Ownership Limitations applicable to any such other Holders. If, following a written request from the Corporation, a Holder does not provide a Beneficial Ownership Statement within ten (10) days prior to the date of Stockholder Approval, the Corporation shall presume the Holder’s beneficial ownership of Common Stock (excluding the Conversion Shares) to be zero. The shares of Series A Non-Voting Preferred Stock that are converted in the Automatic Conversion are referred to as the “Converted Stock”. For the avoidance of doubt, any shares of Series A Non-Voting Preferred Stock that are not automatically converted pursuant to the Automatic Conversion as a result of a Beneficial Ownership Limitation shall remain outstanding until such shares of Series A Non-Voting Preferred Stock are converted pursuant to Section 6.2. The Conversion Shares shall be issued as follows:

6.1.1 Converted Stock that is registered in book entry form shall be automatically cancelled upon the Automatic Conversion and converted into the corresponding Conversion Shares, which shares shall be issued in book entry form and shall be delivered to the Holders within one Business Day of the effectiveness of the Automatic Conversion without any action on the part of the Holders.

6.1.2 Converted Stock that is issued in certificated form shall be deemed converted into the corresponding Conversion Shares on the date of Automatic Conversion and the Holder’s rights as a holder of such shares of Converted Stock shall cease and terminate on such date, excepting only the right to receive the Conversion Shares within one (1) Business Day of the effectiveness of the Automatic Conversion. Without delaying the delivery of the Conversion Shares, the Holder shall as soon as practicable following the effectiveness of the Automatic Conversion, tender to the Corporation (or its designated agent) the stock certificate(s) (duly endorsed) representing such certificated Converted Stock.

6.1.3 Notwithstanding the cancellation of the Converted Stock upon the Automatic Conversion, Holders of Converted Stock shall continue to have any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert the Converted Stock.

6.2 Conversion at Option of Holder. Subject to Section 6.4, Section 6.5,  Section 6.6.3 and Section 10, each share of Series A Non-Voting Preferred Stock then outstanding shall be convertible, at any time and from time to time following the earlier of (i) 5:00 p.m. Eastern time on the third (3rd) Business Day after the date that the Stockholder Approval is obtained by the Corporation and (ii) solely for purposes of effecting a cash settlement pursuant to Section 6.5.3, the date that is six (6) months after the initial issuance date of the Series A Non-Voting Preferred Stock, at the option of the Holder thereof, into a number of shares of Common Stock equal to the Conversion Ratio, subject to the Beneficial Ownership Limitation (each, an “Optional Conversion”). Notwithstanding anything herein to the contrary, to the extent any shares of Series A Non-Voting Preferred Stock subject to an Optional Conversion remain subject to a Lock-Up Period at the time of conversion, (A) the corresponding Conversion Shares shall not be delivered via DWAC Delivery but shall instead remain in book-entry form at the Corporation’s transfer agent, and (B) such Conversion Shares shall bear the restrictive legend(s) set forth in Section 10 until the expiration of the applicable Lock-Up Period (or an earlier release pursuant to Section 10). For the avoidance of doubt, an Optional Conversion of shares of Series A Non-Voting Preferred Stock that are subject to a Lock-Up Period shall not, in and of itself, constitute a Transfer for purposes of Section 10. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”), duly completed and executed. Provided the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, and provided further that the applicable Conversion Shares are not subject to a Lock-Up Period, the Notice of Conversion may specify, at the Holder’s election, whether the applicable Conversion Shares shall be credited to the account of the Holder’s prime broker with DTC through its Deposit Withdrawal Agent Commission system (a “DWAC Delivery”). The date on which an Optional Conversion shall be deemed effective (the “Conversion Date”) shall be the Trading Day that the Notice of Conversion, completed and executed, is sent via email to, and received during regular business hours by, the Corporation. The Holder shall not be required to physically surrender any stock certificate to the Corporation until the Holder has converted all of the Series A Non-Voting Preferred Stock represented by such certificate in full without regard to the Beneficial Ownership Limitation, in which case, the Holder shall surrender its stock certificate to the Corporation for cancellation within three (3) Trading Days of the date the final Notice of Conversion is delivered to the Corporation. Execution and delivery of a Notice of Conversion shall have the same effect as cancellation of the original stock certificate and issuance of a new stock certificate evidencing the right to purchase the remaining number of Conversion Shares, if any. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

6.3 Conversion Ratio. The “Conversion Ratio” for each share of Series A Non-Voting Preferred Stock shall be 1,000 shares of Common Stock issuable upon the conversion (the “Conversion”) of each share of Series A Non-Voting Preferred Stock (corresponding to a ratio of 1,000:1), subject to adjustment as provided herein.

6.4 Authorized Shares Limitation. Notwithstanding anything herein to the contrary, the Corporation shall not effect any conversion of any share of Series A Non-Voting Preferred Stock, including pursuant to Section 6.1, and a Holder shall not have the right to convert any portion of the Series A Non-Voting Preferred Stock pursuant to Section 6.2, to the extent that, after giving effect to such attempted Automatic Conversion or conversion set forth on an applicable Notice of Optional Conversion with respect to the Series A Non-Voting Preferred Stock, as applicable, such conversion would result in the number of shares of Common Stock outstanding immediately after such conversion to exceed the number of shares of Common Stock authorized for issuance under the Corporation’s Certificate of Incorporation (the “Authorized Share Cap”). If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Non-Voting Preferred Stock (an “Authorized Share Failure”), the Corporation shall use its reasonable best efforts to take such corporate action as may be necessary to amend its Certificate of Incorporation to increase the Authorized Share Cap by a sufficient amount to permit the conversion of all shares of Series A Non-Voting Preferred Stock into Conversion Shares, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Corporation’s Certificate of Incorporation to effect such increase.

6.5 Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Corporation shall not effect any conversion of any share of Series A Non-Voting Preferred Stock, including pursuant to Section 6.1, and a Holder shall not have the right to convert any portion of the Series A Non-Voting Preferred Stock pursuant to Section 6.2, to the extent that, after giving effect to such attempted conversion set forth on an applicable Notice of Conversion with respect to the Series A Non-Voting Preferred Stock, such Holder (or any of such Holder’s Affiliates or any other Person who would be a beneficial owner of Common Stock beneficially owned by the Holder for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable rules and regulations of the Commission, including any “group” of which the Holder is a member (the foregoing, “Attribution Parties”)) would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such Holder and its Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Series A Non-Voting Preferred Stock subject to the Notice of Conversion or Automatic Conversion, as applicable, with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (i) conversion of the remaining, unconverted Series A Non-Voting Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to and would exceed a limitation on conversion or exercise similar to the limitation contained herein. For purposes of this Section 6.5, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission, and the terms “beneficial ownership” and “beneficially own” have the meanings ascribed to such terms therein. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Section 6.5, in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (a) the Corporation’s most recent periodic or annual filing with the Commission, as the case may be, (b) a more recent public announcement by the Corporation that is filed with the Commission, or (c) a more recent notice by the Corporation or the Corporation’s transfer agent to the Holder setting forth the number of shares of Common Stock then outstanding. Upon the written request of a Holder (which may be by email), the Corporation shall, within two (2) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to any actual conversion or exercise of securities of the Corporation, including shares of Series A Non-Voting Preferred Stock, by such Holder or its Attribution Parties since the date as of which such number of outstanding shares of Common Stock was last publicly reported or confirmed to the Holder. The “Beneficial Ownership Limitation” shall initially be set at 4.99%, subject to adjustment at the discretion of each Holder to a percentage designated by such Holder between 4.99% and 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock pursuant to the Automatic Conversion or such Notice of Conversion (as applicable), to the extent permitted pursuant to this Section 6.5. The Corporation shall be entitled to rely on representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation. Notwithstanding the foregoing, by written notice to the Corporation (email being sufficient), (1) which will not be effective until the sixty-first (61st) day after such written notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a higher percentage, not to exceed 19.99%, to the extent then applicable, and (2) which will be effective immediately after such notice is delivered to the Corporation, the Holder may reset the Beneficial Ownership Limitation percentage to a lower percentage than was in effect for such Holder prior to such written notice. Upon such a change by a Holder of the Beneficial Ownership Limitation, not to exceed 19.99%, the Beneficial Ownership Limitation may not be further amended by such Holder without first providing the minimum notice required by this Section 6.5. Notwithstanding the foregoing, at any time following the approval by Nasdaq of the Nasdaq Listing Application (as defined in the Merger Agreement) and receipt of Stockholder Approval, the Holder may waive and/or change the Beneficial Ownership Limitation, which will be effective on the sixty-first (61st) day after written notice of such waiver and/or change is delivered to the Corporation. The provisions of this Section 6.5 shall be construed, corrected and implemented in a manner so as to effectuate the intended Beneficial Ownership Limitation herein contained and the shares of Common Stock underlying the Series A Non-Voting Preferred Stock in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act ..

6.6 Mechanics of Conversion.

6.6.1 Delivery of Certificate or Electronic Issuance. Upon Conversion not later than two (2) Trading Days after the applicable Conversion Date, or if the Holder requests the issuance of physical certificate(s), two (2) Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Series A Non-Voting Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the “Share Delivery Date”), the Corporation shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Series A Non-Voting Preferred Stock, or (b) in the case of a DWAC Delivery (if so requested by the Holder and if the applicable Conversion Shares are not then subject to a Lock-Up Period), electronically transfer such Conversion Shares by crediting the account of the Holder’s prime broker with DTC through its DWAC system. Notwithstanding the foregoing, if any Conversion Shares are subject to a Lock-Up Period at the time of conversion, such shares shall be issued in book-entry form and held at the Corporation’s transfer agent bearing the restrictive legend(s) described in Section 10 until the expiration of the applicable Lock-Up Period. If in the case of any Notice of Conversion such certificate or certificates for the Conversion Shares are not delivered to or as directed by or, in the case of a DWAC Delivery, such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the Corporation at any time on or before its receipt of such certificate or certificates for Conversion Shares or electronic receipt of such shares, as applicable, in which event the Corporation shall promptly return to such Holder any original Series A Non-Voting Preferred Stock certificate delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Stock certificates or otherwise direct the return of any shares of Common Stock delivered to the Holder through the DWAC system, representing the shares of Series A Non-Voting Preferred Stock unsuccessfully tendered for conversion to the Corporation.

6.6.2 Obligation Absolute. Subject to Section 6.4 and Section 6.5 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.6.1, the Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of Series A Non-Voting Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares. Subject to Section 6.4 and Section 6.5 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.6.1, in the event a Holder shall elect to convert any or all of its Series A Non-Voting Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series A Non-Voting Preferred Stock of such Holder shall have been sought and obtained by the Corporation, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the Conversion Shares into which would be converted the Series A Non-Voting Preferred Stock which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall, subject to Section 6.4 and Section 6.5 and subject to Holder’s right to rescind a Notice of Conversion pursuant to Section 6.6.1, issue Conversion Shares upon a properly noticed conversion.

6.6.3 Cash Settlement. If, at any time after the earlier of (i) Stockholder Approval or (ii) six (6) months after the initial issuance of the Series A Non-Voting Preferred Stock, the Corporation fails to deliver to a Holder such certificate or certificates, or electronically deliver (or cause its transfer agent to electronically deliver) such shares in the case of a DWAC Delivery, pursuant to Section 6.6.1 on or prior to the first (1st) Trading Day after the Share Delivery Date applicable to such conversion (other than a failure caused by (a) materially incorrect or incomplete information provided by Holder to the Corporation or (b) the application of the Beneficial Ownership Limitation after Stockholder Approval (but, prior to the Stockholder Approval, disregarding for such purpose any Beneficial Ownership Limitation)) or if the Corporation is unable to effect the conversion of any shares of Series A Non-Voting Preferred Stock due to an Authorized Share Failure, then, unless the Holder has rescinded the applicable Notice of Conversion pursuant to Section 6.6.1, the Corporation shall, at the request of the Holder, pay an amount of cash by wire transfer of immediately available funds equal to the Fair Value (as defined below) of such undelivered shares, with such payment to be made within two (2) Business Days from the date of request by the Holder, whereupon the Corporation’s obligations to deliver such shares underlying the Notice of Conversion shall be extinguished upon payment in full of the Fair Value of such undelivered shares. For purposes of this Section 6.6.3, the “Fair Value” of shares shall be fixed with reference to the last reported Closing Sale Price on the principal Trading Market on which the Common Stock is listed as of the Trading Day immediately prior to the date on which the Notice of Conversion is delivered to the Corporation. For the avoidance of doubt, the cash settlement provisions set forth in this Section 6.6.3 shall be available irrespective of the reason for the Corporation’s failure to timely deliver Conversion Shares (other than a failure caused by (1) materially incorrect or incomplete information provided by Holder to the Corporation or (2) the application of the Beneficial Ownership Limitation after Stockholder Approval (but, prior to the Stockholder Approval, disregarding for such purpose any Beneficial Ownership Limitation)), including due to an Authorized Share Failure, limitations set forth in Section 6.6.6, the lack of obtaining Stockholder Approval, or due to applicable Trading Market rules.

6.6.4 Buy-In on Failure to Timely Deliver Certificates. If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Share Delivery Date pursuant to Section 6.6.1 (other than a failure caused by materially incorrect or incomplete information provided by Holder to the Corporation or the application of the Beneficial Ownership Limitation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Corporation shall (i) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (a) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (b) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (ii) at the option of such Holder, either reissue (if surrendered) the shares of Series A Non-Voting Preferred Stock equal to the number of shares of Series A Non-Voting Preferred Stock submitted for conversion or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.6.1. For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series A Non-Voting Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (i) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation with written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series A Non-Voting Preferred Stock as required pursuant to the terms hereof or the cash settlement remedy set forth in Section 6.6.3; provided, however, that the Holder shall not be entitled to both (A) require the reissuance of the shares of Series A Non-Voting Preferred Stock submitted for conversion for which such conversion was not timely honored and (B) receive the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6.6.1.

6.6.5 Reservation of Shares Issuable Upon Conversion. The Corporation covenants that at all times it will reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Non-Voting Preferred Stock, subject to receipt of the Required Parent Stockholder Vote, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders, not less than such aggregate number of shares of Common Stock as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Series A Non-Voting Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be issuable upon conversion of the Series A Non-Voting Preferred Stock shall, upon issue, be duly authorized, validly issued, fully paid and non-assessable.

6.6.6 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Non-Voting Preferred Stock, no certificates or scrip for any such fractional shares shall be issued and no cash shall be paid for any such fractional shares. Any fractional shares of Common Stock that a Holder of Series A Non-Voting Preferred Stock would otherwise be entitled to receive shall be aggregated with all fractional shares of Common Stock issuable to such Holder and any remaining fractional shares shall be rounded up to the nearest whole share. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Non-Voting Preferred Stock the Holder seeks to convert into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

6.6.7 Transfer Taxes. The issuance of certificates for shares of the Common Stock upon conversion of the Series A Non-Voting Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Series A Non-Voting Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

6.7 Status as Stockholder. Upon each Conversion Date, (i) the shares of Series A Non-Voting Preferred Stock being converted shall be deemed converted into shares of Common Stock and (ii) the Holder’s rights as a holder of such converted shares of Series A Non-Voting Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation’s failure to convert Series A Non-Voting Preferred Stock. In no event shall the Series A Non-Voting Preferred Stock convert into shares of Common Stock prior to the Stockholder Approval.

7. Certain Adjustments.

7.1 Stock Dividends and Stock Splits. If the Corporation, at any time while this Series A Non-Voting Preferred Stock is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of this Series A Non-Voting Preferred Stock) with respect to the then outstanding shares of Common Stock; (ii) subdivides outstanding shares of Common Stock into a larger number of shares; or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately before such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this Section 7.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

7.2 Fundamental Transaction. If, at any time while this Series A Non-Voting Preferred Stock is outstanding, (i) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than such a transaction in which the Corporation is the surviving or continuing entity and its Common Stock is not exchanged for or converted into other securities, cash or property), (ii) the Corporation effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which more than 50% of the Common Stock not held by the Corporation or such Person is exchanged for or converted into other securities, cash or property, or (iv) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 7.1) to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of this Series A Non-Voting Preferred Stock the Holders shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any Beneficial Ownership Limitation), the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if such conversion of Series A Non-Voting Preferred Stock had occurred immediately prior to such Fundamental Transaction (the “Alternate Consideration”). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Series A Non-Voting Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new certificate of designations with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7.2 and ensuring that this Series A Non-Voting Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered to each Holder, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least 20 calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close.

7.3 Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

8. Redemption. The shares of Series A Non-Voting Preferred Stock shall not be redeemable; provided, however, that the foregoing shall not limit the ability of the Corporation to purchase or otherwise deal in such shares to the extent otherwise permitted hereby and by law, nor shall the foregoing limit the Holder’s rights under Section 6.6.3 or Section 6.6.4.

9. Transfer. Subject to the limitations set forth herein, a Holder may transfer any shares of Series A Non-Voting Preferred Stock together with the accompanying rights set forth herein, held by such Holder without the consent of the Corporation; provided that such transfer is in compliance with applicable securities laws. The Corporation shall in good faith (a) do and perform, or cause to be done and performed, all such further acts and things, and (b) execute and deliver all such other agreements, certificates, instruments and documents, in each case, as any holder of Series A Non-Voting Preferred Stock may reasonably request in order to carry out the intent and accomplish the purposes of this Section 9. The transferee of any shares of Series A Non-Voting Preferred Stock shall be subject to the Beneficial Ownership Limitation applicable to the transferor as of the time of such transfer.

10. Transfer Restrictions.

10.1 Lock-Up Restrictions. Notwithstanding anything in this Agreement, including Section 9 to the contrary, following the issuance of the Series A Non-Voting Preferred Stock, no Holder may Transfer (as defined below in Section 10.7) any shares of Series A Non-Voting Preferred Stock held by such Holder or any Conversion Shares issued upon conversion thereof during the applicable Lock-Up Period (such shares of Series A Non-Voting Preferred Stock and, to the extent still subject to a Lock-Up Period, the corresponding Conversion Shares, collectively, the “Locked Shares”), except in accordance with this Section 10.

10.2 Lock-Up Tranches. The Locked Shares held by each Holder shall be divided into three equal tranches, and the transfer restrictions set forth in this Section 10 shall apply to each tranche as follows:

10.2.1 One-third (1/3) of the Locked Shares shall not be Transferred until the date that is one hundred eighty (180) days after the Initial Closing (the “First Tranche Lock-Up Period”).

10.2.2 One-third (1/3) of the Locked Shares shall not be Transferred until the date that is one hundred eighty (180) days after the Stockholder Approval (the “Second Tranche Lock-Up Period”).

10.2.3 One-third (1/3) of the Locked Shares shall not be Transferred until the issuance by the Corporation of the Milestone Event Notice (the “Third Tranche Lock-Up Period” and, together with the First Tranche Lock-Up Period and the Second Tranche Lock-Up Period, each a “Lock-Up Period”).

10.3 Backstop. Notwithstanding anything in Section 10.2 to the contrary, in no event shall any Locked Share remain subject to the transfer restrictions set forth in Section 10 after the issuance of the Milestone Event Notice.

10.4 Permitted Transfers. Notwithstanding the foregoing provisions of this Section 10, the transfer restrictions set forth herein shall not apply to: (a) transfers to an Affiliate of the Holder; (b) distributions to limited partners, members or stockholders of a Holder that is a fund; (c) pledges of Locked Shares in connection with bona fide financing, including, for example, pledging shares as collateral to secure a bona fide loan or other obligation, in each case entered into with a nationally recognized financial institution, and any foreclosure by such financial institution or transfer to such financial institution in lieu of foreclosure and subsequent sale of the securities; provided, however, that in the event of any foreclosure by such financial institution or transfer to such financial institution in lieu of foreclosure, the transferee shall not Transfer such foreclosed Locked Shares other than in a transaction otherwise allowed by this Section 10.4; (d) in the event of a liquidation, merger, stock or unit exchange or other similar transaction which results in all of the Holders having the right to exchange their shares of Series A Non-Voting Preferred Stock for cash, securities or other property, or (e) conversions or exercises of other securities of the Corporation into or for shares of Series A Non-Voting Preferred Stock; provided that, in the case of clauses (a), (b) and (c), the transferee shall agree in writing to be bound by the transfer restrictions set forth in this Section 10 for the remainder of the applicable Lock-Up Period.

10.5 Legends. The Locked Shares (including any Conversion Shares that remain subject to a Lock-Up Period) shall carry appropriate legends indicating the restrictions on Transfer imposed by this Section 10, including as required by Section 151(f) of the DGCL in respect to uncertificated stock, until such time as the Corporation shall instruct the transfer agent to remove such legend(s) and release such shares to the applicable Holder in accordance with the limitations and restrictions of this Section 10 (including, at the Holder’s election, via DWAC Delivery). Such Conversion Shares shall remain in book-entry form at the Corporation’s transfer agent and shall retain the appropriate legends until the expiration of the applicable Lock-Up Period (or an earlier release pursuant to this Section 10).

10.6 Waiver. Notwithstanding the other provisions set forth in this Section 10 or any other provision contained herein, the Corporation may, with the prior written consent of the Lead Investor, determine to waive, amend, or repeal the lock-up obligations set forth in this Section 10, whether in whole or in part.

10.7 Definition of Transfer. For purposes of this Section 10, “Transfer” means any direct or indirect sale, transfer, assignment, pledge, hypothecation, encumbrance or other disposition, whether voluntary or involuntary, of shares of Series A Non-Voting Preferred Stock, Conversion Shares, or any economic interest therein, including by operation of law; provided, however, that the conversion of shares of Series A Non-Voting Preferred Stock into Conversion Shares in accordance with Section 6 shall not, in and of itself, constitute a “Transfer” for purposes of this Section 10.

11. Series A Non-Voting Preferred Stock Register. The Corporation shall maintain at its principal executive offices (or at the Corporation’s transfer agent as of the date hereof, or such other office or agency of the Corporation as it may designate by notice to the Holders in accordance with Section 12), a register for the Series A Non-Voting Preferred Stock, in which the Corporation shall record (a) the name, address, and electronic mail address of each holder in whose name the shares of Series A Non-Voting Preferred Stock have been issued and (b) the name, address, and electronic mail address of each transferee of any shares of Series A Non-Voting Preferred Stock. The Corporation may deem and treat the registered Holder of shares of Series A Non-Voting Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Corporation shall keep the register open and available at all times during business hours for inspection by any holder of Series A Non-Voting Preferred Stock or his, her or its legal representatives.

12. Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a Holder of shares of Series A Non-Voting Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

13. Book-Entry; Certificates. The Series A Non-Voting Preferred Stock will be issued in book-entry form; provided that, if a Holder requests that such Holder’s shares of Series A Non-Voting Preferred Stock be issued in certificated form, the Corporation will instead issue a stock certificate to such Holder representing such Holder’s shares of Series A Non-Voting Preferred Stock. To the extent that any shares of Series A Non-Voting Preferred Stock are issued in book-entry form, references herein to “certificates” shall instead refer to the book-entry notation relating to such shares.

14. Lost or Mutilated Series A Non-Voting Preferred Stock Certificate. If a Holder’s Series A Non-Voting Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Non-Voting Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

15. Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders, other than as expressly set forth herein. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Corporation or a Holder must be in writing. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders of Series A Non-Voting Preferred Stock granted hereunder may be waived as to all shares of Series A Non-Voting Preferred Stock (and the Holders thereof) upon the written consent of the Holders of not less than a majority of the shares of Series A Non-Voting Preferred Stock then outstanding, provided, however, that the Beneficial Ownership Limitation applicable to a Holder, and any provisions contained herein that are related to such Beneficial Ownership Limitation, cannot be modified, waived or terminated without the consent of such Holder, provided further, that any proposed waiver that would, by its terms, have a disproportionate and materially adverse effect on any Holder shall require the consent of such Holder(s).

16. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

17. Status of Converted Series A Non-Voting Preferred Stock. If any shares of Series A Non-Voting Preferred Stock shall be converted, such shares shall, to the fullest extent permitted by applicable law, be retired and cancelled upon such acquisition, and shall not be reissued as a share of Series A Non-Voting Preferred Stock. Any share of Series A Non-Voting Preferred Stock so acquired shall, upon its retirement and cancellation, and upon the taking of any action required by applicable law, resume the status of authorized but unissued shares of preferred stock and shall no longer be designated as Series A Non-Voting Preferred Stock.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Adial Pharmaceuticals, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Preferred Stock to be duly executed by its President and Chief Executive Officer on June 11, 2026.

ADIAL PHARMACEUTICALS, INC.

By:	/s/ Cary J. Claiborne
Name:	Cary J. Claiborne
Title:	President and Chief Executive Officer

ANNEX A

NOTICE OF OPTIONAL CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK)

The undersigned Holder hereby irrevocably elects to convert the number of shares of Series A Non-Voting Convertible Preferred Stock indicated below, represented in book-entry form, into shares of common stock, par value $0.001 per share (the “Common Stock”), of Adial Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), as of the date written below. If securities are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock (the “Certificate of Designation”) filed by the Corporation with the Secretary of State of the State of Delaware on June 11, 2026.

As of the date hereof, the number of shares of Common Stock beneficially owned by the undersigned Holder (together with such Holder’s Attribution Parties), including the number of shares of Common Stock issuable upon conversion of the Series A Non-Voting Convertible Preferred Stock subject to this Notice of Optional Conversion, but excluding the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series A Non-Voting Convertible Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained in Section 6.5 of the Certificate of Designation, is _____. For purposes hereof, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable regulations of the Securities and Exchange Commission (the “Commission”). In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable regulations of the Commission.

CONVERSION CALCULATIONS:

Date to Effect Conversion:	________________________________
Number of shares of Series A Non-Voting Convertible Preferred Stock owned prior to Conversion:	________________________________
Number of shares of Series A Non-Voting Convertible Preferred Stock to be Converted:	________________________________
Number of shares of Common Stock to be Issued:	________________________________
Address for delivery of physical certificates:	________________________________

For DWAC Delivery, please provide the following:

Broker No.: ________________

Account No.: _______________

[HOLDER]

By:
Name:
Title: